Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

October 12, 2006

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Unifi, Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our client, Unifi, Inc., a New York corporation (the “Company”), and the subsidiaries of the Company (the “Guarantors”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-4 (the “Registration Statement”) in connection with the proposed registration under the Securities Act of 1933, of the offer to exchange $190,000,000 aggregate principal amount of the Company’s 11 1/2% Senior Secured Notes due 2014 and the guarantees of such securities by the Guarantors for a like principal amount of substantially similar notes and guarantees that were issued in a transaction exempt from registration under the Securities Act.

The Company has informed us that the filing fee in the amount of $20,330.00 was wired to the Securities and Exchange Commission’s account at Mellon Bank.

Should you have any questions regarding the Registration Statement, please feel free to contact Lawrence G. Wee at (212) 373-3052 or me at (212) 373-3431.

Very truly yours,

/s/ Aun S. Singapore

Aun S. Singapore

cc:	Charles F. McCoy, Esq.

Unifi, Inc.

Lawrence G. Wee, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP